Pricing Supplement dated December 16, 2010, amended as of December 17, 2010 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$5,250,000

FIXED TO FLOATING RATE NOTES DUE JANUARY 14, 2021

Principal Amount: US$5,250,000 Issuer: Barclays Bank PLC

Issue Price: Variable Price Re-Offer Series: Global Medium-Term Notes, Series A

Principal Protection Percentage: If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. Original Issue Date: January 14, 2011

Original Trade Date: December 16, 2010 Maturity Date: January 14, 2021

CUSIP: 06740PYG5 Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

ISIN: US06740PYG52

Business Day: ☒ New York

☒ London

☐ Euro

☐ Other (            ) Business Day Convention:☒ Following

☐ Modified Following

☐ Preceding

☐ Adjusted or ☒ Unadjusted

Interest Rate Type (see Interest Rate Formula below): Day Count Convention:

☐ Fixed Rate

☐ Regular Floating Rate

☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☒ Other (see description in this pricing supplemetn)☐ Actual/360

☒ 30/360

☐ Actual/Actual

☐ Actual/365☐ NL/365

☐ 30/365

☐ Actual/366

☐ Actual/252 or Business Days/252

Reference Asset/Reference Rate:

☐ CD Rate

☐ CMS Rate

☐ CMT Rate (Reuters Screen FRBCMT Page)

☐ Commercial Paper Rate

☐ Eleventh District Cost of Funds Rate

☐ Federal Funds (Effective) Rate

☐ Federal Funds (Open) Rate

☐ EURIBOR

☐ LIBOR

Designated LIBOR Page: Reuters:

☐ Prime Rate

☐ Treasury Rate

☒ Consumer Price Index (the “CPI”)

Reference Month: 3 calendar months prior to the month of payment date

☐ Other (see description in this free writing prospectus)

Spread: 2.00% Maximum Interest Rate: 8.00%

Multiplier: Not Applicable Minimum Interest Rate: 0.00%

Initial Interest Rate: 6.00%

Interest Rate Formula: For each Interest Period commencing on or after the Original Issue Date to but excluding January 14, 2012: the Initial Interest Rate

For each Interest Period commencing on or after January 14, 2012, the interest rate per annum will be equal to CPI Performance plus the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate.

Interest Payment Dates:☒ Monthly,☐ Quarterly,☐ Semi-Annually,☐ Annually,

payable in arrears on each January 14, February 14, March 14, April 14, May 14, June 14, July 14, August 14, September 14, October 14, November 14 and December 14, commencing on February 14, 2011 and ending on the Maturity Date.

Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date

Interest Reset Dates: For each Interest Period commencing on or after January 14, 2012, each January 14, February 14, March 14, April 14, May 14, June 14, July 14, August 14, September 14, October 14, November 14 and December 14.

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent: Barclays Bank PLC

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $25 per $1,000 principal amount, or 2.50%, resulting in aggregate proceeds to Barclays Bank PLC of $5,188,700. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Reference Rate / Interest Payment Risk—The amount of interest payable on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) is linked to the CPI Performance, which for each Interest Payment Date is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”), as described in the prospectus supplement. For example, since the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June of any year, the Reference Month would be March, and the amount of interest paid on the Interest Payment Date in June would be calculated using a CPI Performance that reflects the annual percentage change in the CPI from the March of the prior year to March of the year in which the Interest Payment Date occurs. Because the floating rate paid on the Notes is linked to the CPI Performance, if CPI decreases, does not increase, or increases only minimally, the amount of interest for any Interest Payment Date may be lower than for any prior Interest Payment Date and could be no more than the specified Minimum Interest Rate of 0.00%; as a result, the effective interest rate on the Notes and the value of the Notes may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating. In addition, you are assuming the risk that the Bureau of Labor Statistics may change the way in which the CPI is calculated, which changes may impact the CPI Performance used to calculate interest for the Notes and could result in lower or no interest payments.

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Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

PS–1

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–2

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Period.

Interest Rate Calculation

Step 1: Calculate CPI Performance for the applicable Interest Payment Date.

As described in the prospectus supplement, for any applicable Interest Payment Date, CPI Performance is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the Reference Month).

Stated mathematically, CPI Performance will be calculated as follows:

Where,

CPIF = the CPI level for the applicable Reference Month; and

CPII = the CPI level for the month one year prior to the applicable Reference Month.

For example, since the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June 2011, the applicable Reference Month would be March 2011, and CPI Performance would equal the annual percentage change in the CPI from the March 2010 to March 2011. Similarly, for an Interest Payment Date in March 2011, the applicable Reference Month would be December 2010, and CPI Performance would equal the annual percentage change in the CPI from the December 2009 to December 2010.

The following two examples illustrate how a hypothetical CPI Performance would be calculated for an Interest Payment Date in November 2011, assuming a Reference Month that is the third month prior, in this case August 2011:

Example 1: Assuming a hypothetical CPI level of 204 for August 2010 and 208 for August 2011, CPI Performance for November 2011 would be 1.96%, calculated as follows:

Example 2: Assuming a hypothetical CPI level of 204 for August 2010 and 199 for August 2011, CPI Performance for November 2011 would be –2.45%, calculated as follows:

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

The per annum interest rate for any applicable Interest Payment Date payable equals CPI Performance, determined as described above, plus the Spread.

In each case, the applicable per annum interest rate for any Interest Payment Date will not be less than the Minimum Interest Rate of 0.00% and no more than the specified Maximum Interest Rate of 8.00%. If an Interest Payment calculated per the above is less than the Minimum Interest Rate or greater than the Maximum Interest Rate, your interest payment for that Interest Payment Date will be determined using the Minimum Interest Rate or the Maximum Interest Rate, as applicable.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction, calculated on a 30/360 basis. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

PS–3

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period for which interest is linked to CPI Performance, under different CPI level and CPI Performance scenarios. For purposes of these examples, we have assumed a CPI level of 208 for the month one year prior to the Reference Month for the relevant Interest Payment Date. The Notes will have a Minimum Interest Rate of 0.00% per annum, a Maximum Interest Rate of 8.00% per annum, and a Spread of 2.00%. The Notes will also have monthly Interest Payment Dates, such that the applicable day count fraction for the applicable quarterly interest (calculated using a 30/360 day count basis) will be 30/360.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or any future CPI or CPI performance. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

CPI Level for the relevant Reference Month	CPI Performance	Interest Rate per annum[1]	Effective Interest Rate[4]	Interest Payment Amount per $1,000 Note[5]
198	–4.81%	0.00%[2]	0.000%	$0.00
200	–3.85%	0.00%[2]	0.000%	$0.00
204	–1.92%	0.08%[2]	0.007%	$0.01
206	–0.96%	1.04%[2]	0.087%	$0.87
208	0.00%	2.00%	0.167%	$1.67
210	0.48%	2.48%	0.207%	$2.07
212	1.92%	3.92%	0.327%	$3.27
214	2.88%	4.88%	0.407%	$4.07
216	3.85%	5.85%	0.488%	$4.88
218	4.81%	6.81%	0.568%	$5.68
220	5.77%	7.77%	0.648%	$6.48
222	6.73%	8.00%[3]	0.667%	$6.67

1.	Interest rate per annum = CPI Performance + the Spread (2.00%).
2.	Where the per annum interest rate calculated is less than the Minimum Interest Rate of 0.00%, the per annum interest rate is set equal to the Minimum Interest Rate.
3.	Where the per annum interest rate is greater than the Maximum Interest Rate of 8.00%, the per annum interest rate is set equal to the Maximum Interest Rate.
4.	Effective interest rate equals the interest rate per annum multiplied by the day count (30/360).
5.	Interest payment amount equals the principal amount times the effective interest rate.

PS–4

Example 1: If CPI Performance for the relevant Interest Payment Date is equal to 1.92%, the applicable per annum interest rate for that Interest Payment Date would be 3.92%, calculated as follows: CPI Performance + the Spread (1.92% + 2.00%)

Based on the per annum interest rates determined per the above, you would receive an interest payment of $3.27 per $1,000 Note on the Interest Payment Date, calculated as follows:

For Notes paying CPI Performance + the Spread:

Effective Interest Rate = 3.92% × (30/360) = 0. 327%

Interest Payment = $1,000 × 0.327% = $3.27

Example 2: If CPI Performance for the relevant Interest Payment Date is equal to –3.85%, the applicable per annum interest rate for that Interest Payment Date would be –1.85%, calculated as follows: CPI Performance + the Spread (–3.85% + 2.00%). Since the per annum interest rate so determined is less than the specified Minimum Interest Rate of 0.00%, the applicable per annum interest rate would be set equal to the Minimum Interest Rate of 0.00%, and you would receive an interest payment of $0.00 on the Interest Payment Date.

Example 3: If CPI Performance for the relevant Interest Payment Date is equal to 6.73%, the applicable per annum interest rate for that Interest Payment Date would be 8.73%, calculated as follows: CPI Performance + the Spread (6.73% + 2.00%). Since the per annum interest rate so determined is greater than the specified Maximum Interest Rate of 8.00%, the applicable per annum interest rate would be set equal to the Maximum Interest Rate of 8.00%.

Based on the per annum interest rates determined per the above, you would receive an interest payment of $6.67 per $1,000 Note on the Interest Payment Date, calculated as follows:

For Notes paying CPI Performance + the Spread:

Effective Interest Rate = 8.00% × (30/360) = 0.667%

Interest Payment = $1,000 × 0.667% = $6.67

PS–5

HISTORICAL REFERENCE RATE INFORMATION

The following table sets forth historical CPI levels and CPI growth for the months indicated in 2005 through November 2010. Historical CPI levels and growth should not be taken as an indication of future levels or percentage increases or decreases of the Reference Rate, and no assurance can be given that the Reference Rate will increase sufficiently to cause the holders of Notes to receive interest payments on each or any Interest Payment Date.

	2005		2006		2007		2008		2009		2010
	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*
January	190.7	2.97%	198.3	3.99%	202.416	2.08%	211.080	4.28%	211.143	0.03%	216.687	2.63%
February	191.8	3.01%	198.7	3.60%	203.499	2.42%	211.693	4.03%	212.193	0.24%	216.741	2.14%
March	193.3	3.15%	199.8	3.36%	205.352	2.78%	213.528	3.98%	212.709	–0.38%	217.631	2.31%
April	194.6	3.51%	201.5	3.55%	206.686	2.57%	214.823	3.94%	213.240	–0.74%	218.009	2.24%
May	194.4	2.80%	202.5	4.17%	207.949	2.69%	216.632	4.18%	213.856	–1.28%	218.178	2.02%
June	194.5	2.53%	202.9	4.32%	208.352	2.69%	218.815	5.02%	215.693	–1.43%	217.965	1.05%
July	195.4	3.17%	203.5	4.15%	208.299	2.36%	219.964	5.60%	215.351	–2.10%	218.011	1.24%
August	196.4	3.64%	203.9	3.82%	207.917	1.97%	219.086	5.37%	215.834	–1.48%	218.312	1.15%
September	198.8	4.69%	202.9	2.06%	208.490	2.76%	218.783	4.94%	215.969	–1.29%	218.439	1.14%
October	199.2	4.35%	201.8	1.31%	208.936	3.54%	216.573	3.66%	216.177	–0.18%	218.711	1.17%
November	197.6	3.46%	201.5	1.97%	210.177	4.31%	212.425	1.07%	216.330	–1.84%	218.803	1.14%
December	196.8	3.42%	201.8	2.54%	210.036	4.08%	210.228	0.09%	215.949	2.72%

*	“Growth” means the annual percentage change in the level of the CPI (that is, for CPI in any month of any year, the percentage change relative to the same month in the preceding year).

Source: Bureau of Labor Statistics website.

PS–6

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes. As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes in such taxable year. We intend to treat the excess of any non-contingent payments on the Notes (i.e., the initial 6.00% interest rate) in an accrual period over the product of the comparable yield of the Notes and their adjusted issue price as a nontaxable return of principal which, in turn, will reduce the “adjusted issue price” of the Notes. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

PS–7

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PS–8

US$5,250,000

BARCLAYS BANK PLC

FIXED TO FLOATING RATE NOTES DUE JANUARY 14, 2021

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE

PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010)